December 19, 2016

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Re:	Americas Silver Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of shareholders of Americas Silver Corporation, held on December 19, 2016 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Results
1.	Share Consolidation Resolution as more particularly set out in the Circular.	The resolution was approved by shareholders on a ballot vote. Detailed voting results were as follows:

		Shares Voted For	Shares Voted Against
		128,242,943 (95.57%)	5,939,493 (4.43%)

Yours truly,

AMERICAS SILVER CORPORATION

Per:	Peter J. McRae
Sr. Vice President, Corporate Affairs &
General Counsel